Exhibit 99.1

Canadian Solar Reports Second Quarter 2012 Financial Results

ONTARIO, Canada, August 15, 2012 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced its financial results for the quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•                  Solar module shipments were 412 MW, compared to 343 MW in the first quarter of 2012.

•                  Net revenue was $348.2 million, compared to $325.8 million in the first quarter of 2012.

•                  Gross margin was 12.4%, compared to 7.7% in the first quarter of 2012.

•                  Diluted loss per share was $0.59, compared to $0.49 in the first quarter of 2012.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter were $692.1 million, compared to $625.2 million at the end of the first quarter 2012.

Second Quarter 2012 Results

Net revenue for the second quarter of 2012 was $348.2 million, up 6.9% from $325.8 million in the first quarter of 2012 and down 27.7% from $481.8 million in the second quarter of 2011.  Total solar module shipments for the second quarter of 2012 were 412 MW, compared to 343 MW for the first quarter 2012 and 287 MW for the second quarter of 2011.  Total solar module shipments for the second quarter of 2012 included 8.7 MW used in the Company’s total solutions business.

By geography, in the second quarter of 2012, sales to European markets represented 69.4% of net revenue, sales to North America represented 15.7% of net revenue, and sales to Asia and all other markets represented 14.9% of net revenue, compared to 42.6%, 45.1% and 12.3%, respectively, in the first quarter of 2012 and 76.6%, 15.2% and 8.2%, respectively, in the second quarter of 2011.

	Q2 2012		Q1 2012		Q2 2011
	US$M	%	US$M	%	US$M	%
Europe	241.5	69.4	138.8	42.6	369.1	76.6
America	54.5	15.7	146.9	45.1	73.0	15.2
Asia and others	52.2	14.9	40.1	12.3	39.7	8.2
Total	348.2	100.0	325.8	100.0	481.8	100.0

Gross profit in the second quarter of 2012 was $43.2 million, compared to $25.1 million in the first quarter of 2012 and $63.7 million in the second quarter of 2011.  The sequential increase in gross profit was primarily due to the increase in revenue as a result of higher shipment volume, as well as an adjustment of $14 million primarily resulting from the recognition of the benefit from the Company’s purchased warranty insurance.  The year-over-year decline in gross profit was primarily due to the decline in average selling prices over the past several quarters, partially offset by lower manufacturing costs, higher shipment volume, and the positive effect of the warranty insurance adjustment.  Gross margin in the second quarter of 2012 was 12.4% compared to 7.7% in the first quarter of 2012 due to the positive impact of the warranty insurance adjustment, which totaled approximately 4% of revenue.  Gross margin was 13.2% in the second quarter of 2011.

Total operating expenses were $46.2 million in the second quarter of 2012, compared to $38.5 million in the first quarter of 2012 and $38.7 million in the second quarter of 2011.

Selling expenses were $24.4 million in the second quarter of 2012, up 20.2% from $20.3 million in the first quarter of 2012 and up 43.5% from $17.0 million in the second quarter of 2011.  The sequential increase in selling expenses was due to higher freight as a result of increased shipment volume, as well as higher shipping price per unit.  The year-over-year increase in selling expenses was due to increases in freight and other export-related expenses as a result of higher shipment volume.

General and administrative expenses were $18.4 million in the second quarter of 2012, up 21.1% from $15.2 million in the first quarter of 2012 and 9.5% from $16.8 million in the second quarter of 2011.  The sequential and year-over-year increase in general and administrative expenses was primarily due to an increase in legal expenses.

Research and development expenses were $3.5 million in the second quarter of 2012, up14,1% from $3.0 million in the first quarter of 2012 and down 29.3% from $4.9 million in the second quarter of 2011.  The sequential increase in research and development expenses reflects the Company’s ongoing commitment to developing innovations that can increase PV module efficiency, lower system ownership costs and further strengthen Canadian Solar’s competitive position.  The year-over-year decline in research and development expenses is due to a reduced level of product development activity following the completion of several projects, including the launch of ELPS high efficiency modules at the end of 2011.

Operating margin was negative 0.9% in the second quarter of 2012, compared to negative 4.1% in the first quarter of 2012 and positive 5.2% in the second quarter of 2011.  The sequential improvement in operating margin was due to higher gross profit partially offset by higher operating expenses.  The year-over-year decline in operating margin was due to lower gross profit and higher operating expenses.

Interest expense in the second quarter of 2012 was $15.1 million, compared to $13.1 million in the first quarter of 2012 and $11.4 million in the second quarter of 2011.  The sequential and year-over-year increase in interest expense was primarily due to higher borrowing costs and higher bank borrowings in the second quarter of 2012.  Interest income in the second quarter of 2012 was $3.4 million, compared to $2.7 million in the first quarter of 2012 and $2.2 million in the second quarter of 2011. The sequential and year-over-year increase in interest income was due to higher restricted cash balances.

The Company recorded a loss on change in fair value of derivatives of $1.1 million in the second quarter of 2012, compared to a loss of $0.2 million in the first quarter of 2012 and a loss of $5.5 million in the second quarter of 2011.  Net foreign exchange loss in the second quarter of 2012 was $7.2 million, compared to a net foreign exchange gain of $0.3 million in the first quarter of 2012 and a loss of $1.2 million in the second quarter of 2011.

Income tax expense in the second quarter of 2012 was $2.1 million, compared to income tax benefit of $2.5 million in the first quarter of 2012 and income tax expense of $1.9 million in the second quarter of 2011.

Net loss attributable to Canadian Solar in the second quarter of 2012 was $25.5 million, or $0.59 per diluted share, compared to net loss of $21.3 million, or $0.49 per diluted share, in the first quarter 2012, and net income of $7.1 million, or $0.16 per diluted share, in the second quarter of 2011.

Financial Condition

As of June 30, 2012, the Company had $692.1 million of cash, cash equivalents and restricted cash, compared to $625.2 million as of March 31, 2012. Operating cash flow was approximately negative $69.6 million in the second quarter of 2012, reflecting the impact of approximately $70.4 million cash outflow for the acquisition of the 16 projects in Ontario, Canada. Operating cash flow was approximately positive $12.1 million in the first quarter of 2012. Excluding the impact of the above mentioned acquisition, adjusted operating cash flow, a Non-GAAP measure, was positive $0.8 million in the second quarter of 2012. A table that provides a reconciliation of GAAP to non-GAAP measures is available elsewhere on this press release.

Accounts receivable balance, net of allowance for doubtful accounts, at the end of the second quarter of 2012 was $262.2 million compared to $250.6 million at the end of the first quarter of 2012.  Accounts receivable turnover was 69 days in the second quarter of 2012 compared 78 days in the first quarter of 2012.

Inventories at the end of the second quarter of 2012 were $343.8 million, compared to $389.9 million at the end of the first quarter of 2012.  Inventory turnover was 107 days in the second quarter of 2012 compared to 110 days in the first quarter of 2012.

Accounts and notes payable at the end of the second quarter of 2012 were $436.8 million, compared to $390.5 million at the end of the first quarter of 2012.  Accounts payable turnover in the second quarter of 2012 was 122 days compared to 104 days in the first quarter of 2012.

Short-term borrowings at the end of the second quarter of 2012 totaled $927.7 million, compared to $861.9 million at the end of the first quarter of 2012.  Long-term debt at the end of the second quarter 2012 was $136.3 million, compared to $88.3 million at the end of the first quarter of 2012.  The increase in long-term debt is primarily due to drawdown of a syndicate loan of $53.8 million with maturities ranging from 25 to 60 months during the quarter.

As of June 30, 2012, the Company had $441.4 million in total stockholders’ equity, compared to $455.5 million as of March 31, 2012.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Shipments remained strong in the second quarter of 2012.  Strength in Europe, most notably Germany, offset weakness in the U.S. market.  Despite healthy volume, average selling price continued to decline as the Euro weakened and Germany transitioned to a new, lower feed-in-tariff regime.  We were again very active in the quarter as our organization is moving aggressively to capture new opportunities in key solar markets worldwide.  We continue to see attractive opportunities for growth in China, Japan and India, as well as other emerging markets in Asia, Africa and Latin America.  Importantly, we remain fully focused on the development of our total solutions business. During the quarter, we completed construction of an 11.5 MW power plant in Stone Mills, Ontario.  We expect to recognize the revenue from this project in the third quarter.  As we have discussed previously, by focusing on these manageable projects, we expect to reduce financing and execution risks, and enjoy a greater level of predictability in our business.  Starting in 2011, we entered into transactions to acquire, or joint venture, approximately 140 MW of utility-scale solar development projects in the U.S.  These transactions will give us an expanded presence in the U.S., which we believe will be an attractive growth market despite near-term headwinds.  We also completed the acquisition of 16 solar projects from SkyPower and launched a 50:50 joint venture with SkyPower Limited, called CSI SkyPower, which we expect will allow us to more rapidly expand our total solutions business in Africa, the Middle East and South America.  We believe these target markets have great potential for rapid growth due to the strong desire of such regions to expand solar energy generation assets and infrastructure.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar commented: “We are encouraged by our higher shipment volume, margin improvement, and balance sheet stability.  We continue to focus on the cost initiatives that will drive organization-wide improvements and help us remain highly competitive.  We are also closely managing our inventory with a reduction in our quarter ending inventory balance of approximately $40 million from the first to the second quarter 2012.  However, we ended the quarter with higher than planned inventory as a result of recognized shipments being slightly lower than what we had expected.  Our net debt increased by approximately $81 million, mostly due to the payment of the first installment of the purchase price for the SkyPower Limited acquisition and the commencement of draw-downs under the construction facility for our projects in Canada.  We will continue to diligently manage our short and long-term debt as we support our rapidly expanding total solutions business, which we expect to have higher average gross margins than our standard module business.  We are comfortable with our current financial ratios and with the support of major financial institutions to finance ongoing downstream expansion.  Our prudent financial management in the past has positioned us to be able to capitalize on project opportunities today.”

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging global financing environment, which continues to result in customer demand uncertainty.  Management’s views and estimates are subject to change without notice.

For the third quarter of 2012, shipments are expected to be in the range of approximately 390MW to 420MW, with gross margin expected to be between 2.0% and 5.0%.  Management’s gross margin forecast takes into consideration potentially higher than usual inventory reserves in the third quarter due to the inventory brought in from the second quarter.  The Company expects to recognize the sale of one 10 MW project in Canada during the third quarter of 2012.

For the full year 2012, the Company reiterates its previous guidance for shipments of approximately 1.8GW to 2.0GW. While management sees a reasonably strong shipment pipeline for both the third and the fourth quarter, the volatile conditions of both the solar market and the macro economy have added uncertainties to the Company’s actual results. Canadian Solar may, as a result, update its guidance at a future time as developments warrant.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We have clearly differentiated Canadian Solar as a Tier 1 partner of choice in the solar industry, with a greater level of margin stability and business visibility.  We remain confident in the prospects for our business as we continue to expand our total solutions business and meet the needs of our customers worldwide.  We expect to gain further market share as we deliver reliable, high-performance PV solutions, and expand sales of our high efficiency ELPS modules in key solar markets.  Finally, we remain focused on increasing value for the Company’s shareholders as we continue to execute on our business strategy given the compelling long-term need for solar energy solutions.”

Recent Developments

On August 13, 2012 Canadian Solar announced that it has signed a C$93 million (US$93.8 million) loan agreement with China Development Bank. The loan facility has a five-year maturity and will be used to partially finance the previously announced C$185 million (US$186.6 million) acquisition of a majority interest in 16 solar projects representing approximately 190MW to 200MW DC owned by the former SkyPower Limited.

On July 23, 2012, Canadian Solar announced it was among the first solar module providers to have passed two high voltage endurance tests.  The Photovoltaic Institute (PI) Berlin tested the CS6-poly-series and the PV Evolution Labs assessed the CS5-mono-series and the CS6-poly-series.  The tests measured the sensitivity of the module output parameters when exposed to high system voltages — formally known as Potential Induced Degradation (PID).  With this, Canadian Solar once again has demonstrated the high quality of its products.

On July 2, 2012, Canadian Solar announced the Thunder Bay Airport Solar Park had been chosen by Intersolar North America as a 2012 Solar Project Award Finalist.  The Thunder Bay Airport Solar Park, owned and developed by SkyPower and EPC-contracted to Canadian Solar, was hand-selected by an expert panel as one of the top entries under the “Solar Projects North America” category for 2012.

On June 25, 2012, Canadian Solar and Real Goods Solar, one of the largest residential installers in the U.S., announced a supply agreement.  Under the agreement, Canadian Solar will supply up to 40 MW of high-performance solar modules to Real Goods Solar to power a range of commercial and residential installations in the United States.

On June 21, 2012, Canadian Solar announced the closing of its landmark purchase transaction under which Canadian Solar acquired a majority interest in 16 solar projects representing approximately 190MW to 200MW DC from SkyPower Limited.  The companies also formally launched their new international 50:50 joint venture, called CSI SkyPower.

On June 19, 2012, Canadian Solar announced the acquisition of, or joint venture in, 122MW of utility-scale solar development projects within the United States.  The 11 photovoltaic (PV) power plants range in size from 2MW to 29MW and construction is planned to begin in 2012 with the last project set to be completed in 2014.  Canadian Solar expects that these projects will be the first of many, marking a strategic move for the Company as it expands from pure-play module sales in the United States to deeper collaboration with utility-scale project developers.

On June 18, 2012, Canadian Solar entered into a master supply agreement for 17 MW of solar photovoltaic (PV) modules with Potentia Solar Inc. (Potentia), an Independent Power Producer in Ontario.  Potentia will use the solar modules to power a number of commercial rooftop solar systems to be installed in major urban areas in Ontario.

On June 15, 2012, Canadian Solar announced the Company’s photovoltaic (PV) modules continue to rank among the top for PVUSA Test Conditions (PTC) Ratings.  Effective May 2012, out of almost nine thousand eligible modules rated in the California Energy Commission (CEC)’s Solar Electric Incentive program, Canadian Solar modules continue to rank among the top for PTC efficiency ratings, maintaining their leadership position in the market.  Canadian Solar’s CS6P-P product line has a stellar PTC Efficiency rating average of 91 percent for wattages from 235-250.

On June 12, 2012, Canadian Solar announced that it delivered 1 MW of high efficiency ELPS solar modules for a research and testing plant to be installed by Nordwest Solar in the German area Emsland.  In various zones of the 3 hectare-sized solar park located in Werlte, different characteristics of solar modules will be tested in order to achieve new insights to increase efficiency.  Construction is planned to start in June.  The PV plant is one of the first projects in Germany where Canadian Solar’s ELPS technology will be installed.

On June 11, 2012, Canadian Solar successfully launched an Authorized Reseller Program and a partner program for EPCs and PV installers in the EMEA (Europe, Middle East and Africa) region.  Registered partner companies receive technical consulting and support for their installation engineering, extensive product training as well as comprehensive support by the transfer of qualified leads and marketing (e.g. Starter Kit and co-marketing activities).  Furthermore, the program includes extensive assistance regarding project financing including search for investors.

On June 7, 2012, Canadian Solar announced that Canadian Solar Solutions Inc. and Horizon Energy Solutions Inc. have entered into an Engineering, Procurement and Construction (EPC) agreement to construct commercial rooftop solar electricity generating facilities.  The initial projects under this agreement are expected to commence construction by July 2012 under Ontario’s Feed-In-Tariff Program.  With the largest Solar Panel production facility in Ontario, Canadian Solar provides bankable photovoltaic modules and complete turnkey solutions to its customers.

On May 31, 2012, Canadian Solar announced that its in-house tests found that its proprietary mono ELPS solar cell efficiency reached 21.1 percent, a new record.  This is the highest performance reached to date for a P-type mono-crystalline cell.

On May 29, 2012, Canadian Solar announced that it has delivered solar modules for an 8 MW PV installation built in the German city of Dreieich-Buchschlag.  The Federal State of Hesse’s biggest solar park was finalized on the premises of a former waste landfill site.  The PV system installation supplies electricity for up to 2,000 homes in Dreieich.

On May 14, 2012, Canadian Solar announced that it has completed the annual renewal of its 25-year product warranty insurance policy through April 1, 2013.  In 2010, Canadian Solar became one of the first companies in the industry to offer enhanced product and performance warranty backed by an immediately available and non-cancellable insurance policy.

Conference Call Details

The Company will hold a conference call on Wednesday, August 15, 2012 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., August 15, 2012 in Hong Kong) to discuss the Company’s financial results for the second quarter ended June 30, 2012 and provide an update to its business strategy and outlook.

The dial-in phone number for the live audio call is +1-617-614-3453 or +1-800-510-9691, with passcode 41262335.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available approximately two hours after the conclusion of the live call through 10:00 a.m. on August 23, 2012, U.S. Eastern Time (10:00 p.m., August 23, 2012 in Hong Kong) by telephone at +1-617-801-6888, with passcode 65035712.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including but not limited to statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, future market share, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	2Q2012	1Q2012	2Q2011	1H2012	1H2011
Item
Net revenues	348,222	325,804	481,820	674,026	925,224
Cost of revenues	305,054	300,749	418,145	605,803	796,229
Gross profit	43,168	25,055	63,675	68,223	128,995
Selling expenses	24,405	20,311	16,954	44,716	29,562
General and administrative expenses	18,379	15,171	16,814	33,550	33,437
Research and development expenses	3,459	3,031	4,894	6,490	6,942
Total operating expenses	46,243	38,513	38,662	84,756	69,941
Income (loss) from operations	(3,075)	(13,458)	25,013	(16,533)	59,054
Interest expenses	(15,059)	(13,119)	(11,421)	(28,178)	(21,312)
Interest income	3,416	2,730	2,188	6,146	3,643
(Loss) on change in foreign currency derivatives	(1,079)	(229)	(5,445)	(1,308)	(22,652)
Foreign exchange gain (loss)	(7,226)	276	(1,244)	(6,950)	(1,966)
Investment (loss)	(416)	(44)	(217)	(460)	(215)
Income (loss) before income taxes	(23,439)	(23,844)	8,874	(47,283)	16,552
Income tax benefit (expense)	(2,104)	2,450	(1,907)	346	(3,650)
Net income (loss)	(25,543)	(21,394)	6,967	(46,937)	12,902
Less: net (loss) attributable to non-controlling interest	(69)	(52)	(115)	(121)	(57)
Net income (loss) attributable to Canadian Solar Inc.	(25,474)	(21,342)	7,082	(46,816)	12,959

Earnings (loss) per share-basic	$(0.59)	$(0.49)	$0.16	$(1.08)	$0.30
Shares used in computation-basic	43,160,446	43,155,767	43,084,112	43,158,107	42,996,515
Earnings (loss) per share-diluted	$(0.59)	$(0.49)	$0.16	$(1.08)	$0.30
Shares used in computation-diluted	43,160,446	43,155,767	43,595,340	43,158,107	43,600,784

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	2Q2012	1Q2012	2Q2011	1H2012	1H2011
Net income (loss)	(25,543)	(21,394)	6,967	(46,937)	12,902
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(4,976)	4,847	5,823	(129)	9,146
Comprehensive income (loss)	(30,519)	(16,547)	12,790	(47,066)	22,048
Less: comprehensive income (loss) attributable to non-controlling interest	(37)	104	(114)	67	(46)
Comprehensive income (loss) attributable to Canadian Solar Inc.	(30,482)	(16,651)	12,904	(47,133)	22,094

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	329,684	343,995
Restricted cash	362,464	178,270
Accounts receivable trade, net	262,170	292,176
Accounts receivable, unbilled	7,152	51,371
Amount due from related parties	9,004	19,836
Inventories	343,760	296,568
Value added tax recoverable	17,619	16,974
Advances to suppliers, net	13,179	11,309
Foreign currency derivative assets	385	2,727
Project assets-current	75,963	37,133
Prepaid expenses and other current assets	74,540	45,219
Total current assets	1,495,920	1,295,578
Property, plant and equipment, net	493,922	510,069
Deferred tax assets	28,130	23,227
Advances to suppliers, net	469	258
Prepaid land use right	18,712	13,805
Investments in affiliates	9,954	11,008
Intangible assets, net	8,323	8,516
Goodwill	2,639	2,265
Project assets-non current	256,744	—
Other non-current assets	33,496	15,083
Total assets	2,348,309	1,879,809
Current liabilities
Short-term borrowings	927,662	743,687
Accounts and notes payable	436,816	305,998
Amounts due to related parties	1,756	3,008
Other payables	127,997	84,676
Advances from customers	13,754	65,216
Foreign currency derivative liabilities	1,623	—
Other current liabilities	62,071	33,862
Total current liabilities	1,571,679	1,236,447
Accrued warranty costs	52,878	47,021
Convertible notes	974	950
Long-term borrowings	136,271	88,249
Liability for uncertain tax positions	13,143	12,301
Deferred tax liabilities-non current	64,250	—
Loss contingency accruals	26,766	27,863
Total liabilities	1,865,961	1,412,831
Mezzanine equity	40,943	—
Common shares	502,467	502,403
Additional paid-in capital	(41,011)	(53,331)
Accumulated deficit	(75,509)	(28,693)
Accumulated other comprehensive income	45,426	45,555
Total Canadian Solar Inc. shareholders’ equity	431,373	465,934
Non-controlling interest	10,032	1,044
Total equity	441,405	466,978
Total liabilities, mezzanine equity and shareholders’ equity	2,348,309	1,879,809

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, Canadian Solar uses non-GAAP measures which are adjusted from the most directly comparable GAAP results for certain items, as described below. We present the non-GAAP adjusted operating cash flow because we believe it is important for the readers of the press release to know what the Company’s adjusted operating cash flow was before the impact of the acquisition of 16 projects in Ontario from former SkyPower Limited. The non-GAAP adjusted operating cash flow is not a measure of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to operating cash flows and other measures determined in accordance with GAAP.

Three Months Ended June 30, 2012

Non-GAAP adjusted operating cash flow	$0.8M
Subtract consideration paid for acquisition	$70.4M
Operating cash flow	$(69.6M	)